UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 2, 2014
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NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk discontinues its activities within inflammatory disorders

Bagsværd, Denmark, 2 September 2014 – Novo Nordisk today announced a decision to discontinue all its research and development (R&D) activities within inflammatory disorders while increasing its efforts within diabetes prevention and treatment, obesity and diabetes complications.

The decision to discontinue all R&D within inflammatory disorders follows a review of Novo Nordisk’s strategic position in the therapeutic area after the recently announced discontinuation of the company’s most advanced compound, anti-IL-20 for the treatment of rheumatoid arthritis.

“The discontinuation of anti-IL-20 delays our earliest possible entrance into the market for anti-inflammatory therapeutics to the late 2020s,” said Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk. He continues: “Significant unmet opportunities remain within diabetes, including prevention, obesity and diabetes complications. We have therefore decided to further increase our R&D efforts within diabetes which is our main business area.”

The decision will directly impact approximately 400 employees. Novo Nordisk currently estimates that it will be possible to offer other positions within the company to more than half of the affected employees. The company has initiated negotiations with the relevant local unions regarding redundancy plans.

Novo Nordisk expects that all ongoing clinical activities within inflammatory disorders will be finalised within the coming 6 months. After closure of the clinical trials, patients will be followed in accordance with the protocol and further treatment will be the responsibility of their doctors and according to local practices.

Financial implications
As a consequence of the discontinuation of all R&D activities within inflammatory disorders, the company expects to incur a non-recurring cost of around 700 million Danish kroner in 2014. Of this around 400 million Danish kroner relates to impairment of intangible assets, and around 300 million Danish kroner relates to other exit costs such as project closures and severance payments.

Novo Nordisk expects to provide an update of the financial guidance for 2014 in connection with the release of the financial results for the first nine months of 2014 on 30 October 2014.

About Novo Nordisk
Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 40,700 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

For further information
Media:
Mike Rulis	+45 3079 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Jannick Lindegaard Denholt	+45 3079 8519	jlis@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 786 4575	fdni@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90

Company announcement No 53 / 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 2, 2014	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer